September 7, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Suzanne Hayes, Branch Chief
Johnny Gharib

Re:	eHealth, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2009
Filed March 5, 2010
File No. 001-33071

Dear Sirs and Madam:

This letter is being submitted in reference to the Securities and Exchange Commission staff’s (“Staff”) letter dated August 25, 2010 (the “Comment Letter”) to the Company relating to the above referenced filing.

The Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. The Company currently anticipates submitting a response to the Comment Letter on or before September 16, 2010.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 210-3155 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

eHealth, Inc.

/s/ Scott Giesler
Scott Giesler
Vice President, Legal Affairs

cc:	Gary Lauer, President and Chief Executive Officer, eHealth, Inc.

Stuart Huizinga, Senior Vice President and Chief Financial Officer, eHealth, Inc.

Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.